EXHIBIT 99.1
Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
The Aristotle Corporation:

Under date of March 27, 2008, we reported on the consolidated balance sheets of The Aristotle Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statement of earnings, stockholders' equity and comprehensive earnings, and cash flows for each of the years in the three-year period ended December 31, 2007, which are included in the 2007 annual report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Milwaukee, Wisconsin
March 27, 2008

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

DESCRIPTION	BALANCE AT BEGINNING OF PERIOD		CHARGED TO COSTS AND EXPENSES	CHARGED TO OTHER ACCOUNTS		DEDUCTIONS			BALANCE AT END OF PERIOD
Allowance for doubtful receivables									
Year ended December 31,									
2005	$	532,000	$ 84,000	$	-	$ (102,000)	(a)	$	514,000
2006	$	514,000	$ 99,000	$	-	$ (99,000)	(a)	$	514,000
2007	$	514,000	$ 199,000	$	-	$ (298,000)	(a)	$	415,000

(a) Includes write-offs of trade accounts receivable, net of recoveries of amounts previously written-off.